
Mail Stop 3561

December 22, 2009

Indra Nooyi
Chief Executive Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

      Re: **PepsiCo, Inc.**
              Amendment No. 1 to
              Schedule 13E-3 relating to The Pepsi Bottling Group, Inc.
              Filed December 8, 2009
              File No. 005-56089

              Amendment No. 1 to
              Form S-4
              Filed December 8, 2009
              File No. 333-162261

Dear Ms. Nooyi:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Opinions of PBG's Financial Advisors, page 4

1.   We note your response to comment eight of our letter dated October 30, 2009. Please quantify the "portion of such $27 million" as discussed on page 72.

Background of the Merger, page 28

2.   We note your response to comment 13 of our letter dated October 30, 2009. Please further explain the "changing dynamics of the North American liquid refreshment beverage business."

Opinion of PBG's Financial Advisors, page 60
Opinion of Morgan Stanley

3.   We note your response to comment 39 of our letter dated October 30, 2009, and we reissue in part. Please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board determined that the financial advisor's reliance upon those materials was reasonable. This comment applies similarly to the analyses of Perella Weinberg and Centerview Partners and BofA Merrill Lynch.

4.   We partially reissue comment 42 of our letter dated October 30, 2009. Please disclose and discuss the undisclosed assumptions underlying many of the analyses found in the proxy statement. For instance, in the PBG discounted future equity value analysis please disclose the basis for the assumptions used. In particular, we note the twelve-month price-to-multiple earnings range was "based on historical next twelve-month P/E multiples of PBG and other comparable companies that Morgan Stanley viewed as sharing similar characteristics with PBG." Provide similar disclosure for the PepsiCo discounted future equity value analysis. Also, please disclose how Morgan Stanley extrapolated the projections for fiscal years 2012 and 2013 in the PepsiCo discounted cash flow analysis.

PBG Unaffected Trading Range Analysis, page 63

5.   We note your response to comment 43 of our letter dated October 30, 2009, and we reissue in part. Please explain the significance of the findings from the PepsiCo unaffected trading range analysis and how the results support the final determination of the fairness of the merger consideration. Disclose the meaning and significance of the analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction.

PBG Comparable Trading Analysis, page 63

6.   We note your response to comment 44 of our letter dated October 30, 2009, and
        we reissue in part. Please revise to disclose the data underlying the results
        described in this section. For example, disclose aggregate value, estimated
        EBITDA for 2009 and 2010 and EPS for CCE and the data from each transaction
        that resulted in the multiple ranges disclosed on page 64. This comment also
        applies generally to the companies and criteria used in the "PepsiCo comparable
        trading analysis" and to the companies and criteria in Perella Weinberg's selected
        companies analysis.

PBG Discounted Future Equity Value Analysis, page 64

7.   We note your response to comment 45 of our letter dated October 30, 2009, and
        we reissue in part. Disclose the data underlying the results. This comment
        applies similarly to the PepsiCo discounted future equity value analysis.

PBG Precedent Transaction Analysis, page 65

8.   We note your response to comment 46 of our letter dated October 30, 2009, and
        we reissue in part. For the PBG precedent transaction analysis and the Perella
        Weinberg precedent transactions analysis please indicate whether the criteria
        were consistently applied and indicate whether any additional business sale
        transactions fit within these criteria but were not analyzed, and if so, why not.
        Additionally, disclose with more specificity the methodology and criteria used to
        determine the transactions selected for the PBG precedent transactions analysis
        and the Centerview Partners and BofA Merrill Lynch selected precedent
        transactions analysis.

PBG Premiums Paid Analysis, page 66

9.   We note your response to comment 47 of our letter October 30, 2009 that Perella
        Weinberg reviewed more than 2,500 transactions and therefore the requested
        disclosure would be unduly burdensome. Please include a representative
        sampling of this group. In addition, explain how you established selection criteria
        that resulted in more than 2,500 transactions.

PepsiCo Discounted Cash Flow Analysis, page 68

10.   We reissue comment 49 of our letter dated October 30, 2009. Please disclose the
        "equity research estimates for fiscal years 2009 to 2013."

Pro Forma Analysis, page 76

11.   We note your supplemental response to comment 50 of our letter dated October
      30, 2009. Please disclose this in your next amendment.

Premia Paid Statistics, page 77

12.   We note your response to comment 56 of our letter dated October 30, 2009.
      Please clarify the purpose of performing the premia paid statistics analysis in light
      of the fact that Perella Weinberg selected the premia range based on its
      experience.

Precedent Transactions Analysis, page 78

13.   We note your response to comment 58 of our letter dated October 30, 2009, and
      we reissue the comment. Further explain the basis upon which a representative
      selection was made, and why any exclusions were made.

Selected Companies Analysis, page 79

14.   We note your response to comment 60 of our letter dated October 30, 2009, and
      we reissue the comment. Further explain the basis upon which a representative
      selections were made, and why any exclusions were made.

Synergies Analysis, page 82

15.   We note your response to comment 62 of our letter dated October 30, 2009.
      Please disclose the assumptions and methodology underlying the discount rates
      ranging from 7.0% to 8.0% and the perpetual growth rate of 0%.

Selected Publicly Traded Companies Analysis, page 89

16.   We note your response to comment 64 of our letter dated October 30, 2009, and
      we reissue in part. Please revise to disclose the data underlying the results
      described in this section. For example, disclose the enterprise value and
      estimated EBITDA, and the data from each transaction that resulted in the
      multiple range disclosed on page 91 with respect to the Precedent Transactions
      Analysis, and the PBG data to which the multiple was applied to arrive at the
      implied per share equity value range on page 91.

The Merger Agreement, page 122

17.   We note your revised introductory disclosure included in response to comment 71
      of our prior letter. However, you have retained an unqualified statement that the

merger agreement and the summary thereof are not intended to modify or supplement any factual disclosures in the proxy statement/prospectus or in the public reports of PepsiCo or PBG. As noted in our prior comment, please revise to remove the implication that the merger agreement and summary do not constitute public disclosure, by deleting the phrase "and are not intended to modify or supplement any factual disclosures about PepsiCo or PBG contained in this proxy statement/ prospectus or in PepsiCo's or PBG's public reports filed with the SEC."

Employee Matters, page 129

18.   Please revise to quantify any payments or benefits that PBG officers and directors will receive in connection with the merger, including payments in connection with change of control provisions, severance, accelerated options, and any future employment or other agreements. Please disclose the information on an individualized basis.

Unaudited Pro Forma Condensed Combined Financial Information, page 142
Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 4 – Estimated Purchase Price and Resulting Adjustment to Goodwill, page 151

19.   We note your response to our prior comment 55, but we were not able to verify the rate used in your revised sensitivity analysis (i.e. 32%) based on changes in your stock price since the announcement of your acquisitions of Pepsi Bottling Group and PepsiAmericas. Specifically, it appears that the price of your common stock has fluctuated between $64.23 in December 2009 and $56.18 in August 2009. Please provide us with a detailed discussion explaining the inputs and assumptions used to determine the 32% rate used in your sensitivity analysis.

Note 11 – Investments in Non-controlled Affiliates, page 157

20.   We note your response to our prior comment 58 and the related revisions to your filing. Your revised disclosure provides a sensitivity analysis showing the relationship between changes in your stock price and the pro forma gains on your previously held equity interests in PepsiAmericas and Pepsi Bottling Group (i.e. non-controlling interests). Please note that any gain or loss should be based on the difference between the carrying value of your previously held equity interests in these entities and their respective fair values on the date the merger agreements are consummated. Please revise to explain how changes in PepsiCo's stock price would affect the recognition of a gain or loss on your previously held equity interest in PepsiAmericas and Pepsi Bottling Group. Refer to FASB ASC-805-10-25-10.

21.   In connection with the preceding comment, please provide us with a summary of the factors (e.g. recent stock quotes, etc) used in determining the fair value of your previously held equity interests in PepsiAmericas and Pepsi Bottling Group.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Ethan Horowitz at (202) 551-3311. Questions on other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: George R. Bason, Jr.
       Fax: (212) 701-5340